                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                           MERIT MEDICAL SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    58988910
                                    --------
                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                               25 DeForest Avenue
                                Summit, NJ 07901
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 10, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).



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                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                             Page 2 of 6 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Vertical Fund Associates, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------

NUMBER OF            7     SOLE VOTING POWER

SHARES                        250,050
                     -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER

OWNED BY
                     -----------------------------------------------------------
EACH                 9     SOLE DISPOSITIVE POWER

REPORTING                     250,050
                     -----------------------------------------------------------
PERSON WITH          10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       250,050
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                 PN
================================================================================

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                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                             Page 3 of 6 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vertical Life Sciences, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------

NUMBER OF            7     SOLE VOTING POWER

SHARES                        143,350
                     -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER

OWNED BY
                     -----------------------------------------------------------
EACH                 9     SOLE DISPOSITIVE POWER

REPORTING                     143,350
                     -----------------------------------------------------------
PERSON WITH          10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              143,350
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
              PN
================================================================================

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                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                             Page 4 of 6 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Stephen D. Baksa
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------

NUMBER OF            7     SOLE VOTING POWER

SHARES                        0
                     -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER

OWNED BY                      393,400
                     -----------------------------------------------------------
EACH                 9     SOLE DISPOSITIVE POWER

REPORTING                     0
                     -----------------------------------------------------------
PERSON WITH          10    SHARED DISPOSITIVE POWER

                              393,400
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              393,400
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                               IN
================================================================================

      This Amendment No. 8 to Statement on Schedule 13D (as heretofore amended, the "Statement") with respect to the Common Stock of Merit Medical Systems, Inc. (the "Issuer") ("MMSI Common Stock") is filed by Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (together, the "Partnerships") and Stephen D. Baksa ("Baksa") (the Partnerships and Baksa being hereinafter referred to collectively as the "Reporting Persons") in order to amend Items 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of August 14, 2001, Associates owned 250,050 shares of MMSI Common Stock, which it acquired at an aggregate cost of $1,550,435, Life Sciences owned 143,350 shares of MMSI Common Stock, which it acquired at an aggregate cost of $955,514, and Baksa owned no shares of MMSI Common Stock. All of the shares of MMSI Common Stock owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) Of the total Shares beneficially owned by all the Reporting Persons, 250,050 shares (approximately 3.2% of the total outstanding) are directly and beneficially owned by Associates, and 143,350 shares (approximately 1.8% of the total outstanding) are directly and beneficially owned by Life Sciences. Subject to the next succeeding paragraph, each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such Reporting Person.

      In addition, The Vertical Group, L.P. ("Group") may be deemed to be the beneficial owner of all 393,400 Shares (approximately 4.99% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (as defined in response to Item 2), including Baksa, may be deemed to be the beneficial owner of all 393,400 Shares (approximately 4.99% of the total outstanding) collectively owned by the two Partnerships because, as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

      (c) In the 60 days preceding the date of this Amendment No. 8, the Reporting Persons effected the following transactions in MMSI Common Stock through sales on the open market:

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
DATE              REPORTING PERSON          NUMBER OF SHARES      PURCHASE OR        PRICE
----              ----------------          ----------------      SALE               PER SHARE
                                                                  -----------        ---------
August 9, 2001    Associates                206,700               Sale               $12.99
August 10,2001    Associates                225,800               Sale               $13.38
August 9, 2001    Life Sciences             118,300               Sale               $12.99
August 10, 2001   Life Sciences             129,200               Sale               $13.38

      (d) Not applicable.

      (e) The Reporting Persons ceased to own collectively at least five percent (5%) of the outstanding shares of MMSI Common Stock on August 10, 2001.

       SIGNATURE.

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 8 to Statement on Schedule 13D is true, complete and correct.

August 14, 2001                          VERTICAL FUND ASSOCIATES, L.P.
                                         BY:  THE VERTICAL GROUP, L.P.
                                              General Partner



                                         By: /s/ John E. Runnells
                                             ----------------------------------
                                             John E. Runnells
                                             General Partner

                                         VERTICAL LIFE SCIENCES, L.P.
                                         BY:  THE VERTICAL GROUP, L.P.
                                              General Partner


                                         By: /s/ John E. Runnells
                                             ----------------------------------
                                             John E. Runnells
                                             General Partner


                                         /s/ Stephen D. Baksa
                                             ----------------------------------
                                             Stephen D. Baksa